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                                   EXHIBIT 12

       COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES AND PREFERRED STOCK
                             DIVIDEND REQUIREMENTS

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

                                                  Three Months Ended
                                                       March 31,
                                                  2000        1999
                                               ----------------------

Net income                                     $  685,041  $  614,611
Fixed charges:
Income before fixed charges                    $  685,041  $  614,611
Fixed charges, as above
Preferred stock dividend requirements          $  450,225  $  450,225
Fixed charges including preferred
  stock dividends                              $  450,225  $  450,225
Ratio of income to fixed charges and
  preferred stock dividend requirements              1.52        1.37

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